# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Date of event which requires filing of this statement: 12/03/2025
Amends the filing with accession number 0000902664-24-002402
Filed by CIK 0001314173
Persons authorized to receive notices and communications: Damien Leonard, L6 Holdings Inc. / Pinetree Capital Ltd., 49 Leuty Ave., Toronto, Ontario Canada (A6), M4E 2R2, 416-941-9600; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- L6 Holdings Inc. (CIK 0002014948): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,130,000; sole dispositive power 0; shared dispositive power 2,130,000; aggregate amount beneficially owned 2,130,000 (14.2% of the class)
- Pinetree Capital Ltd. (CIK 0001314173): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 850,000; sole dispositive power 0; shared dispositive power 850,000; aggregate amount beneficially owned 850,000 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported herein as beneficially owned by L6 were acquired at an aggregate purchase price of approximately $28,315,774, excluding brokerage commissions. Such Shares were acquired using the working capital of L6.

L6 may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

The Shares reported herein as beneficially owned by PCL were acquired at an aggregate purchase price of approximately $11,203,580, excluding brokerage commissions. Such Shares were acquired using the working capital of PVP.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

See rows (11) and (13) of the cover pages to this Amendment No. 8 to the Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Amendment No. 8 to the Schedule 13D are calculated based upon 15,008,986 Shares outstanding as of November 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the "group" may be deemed to beneficially own an aggregate of 2,980,000 Shares, representing approximately 19.85% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

See rows (7) through (10) of the cover page to this Amendment No. 8 to the Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Information concerning transactions in the Shares effected by each Reporting Person since the filing of Amendment No. 7 to the Schedule 13D is set forth in Exhibit 1 attached hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- L6 Holdings Inc.: /s/ Damien Leonard, Damien Leonard, Managing Director (12/03/2025)
- Pinetree Capital Ltd.: /s/ Damien Leonard, Damien Leonard, President (12/03/2025)